UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sharecare, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

81948W104

(CUSIP Number)

John H. Chadwick

30 Burton Hills Boulevard, Suite 100

Nashville, TN 37215

(615) 665-8250

Copies to:

Charles D. Vaughn

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW, Suite 1700

Atlanta, GA 30363

Tel: (404) 322-6000

Fax: (202) 322-6050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81948W104	13D	Page 2 of 42

1.	Names of Reporting Persons. Claritas Capital Fund IV, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 791,127
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 791,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 3 of 42

1.	Names of Reporting Persons. Claritas Dozoretz Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 752,913
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 752,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,913 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 4 of 42

1.	Names of Reporting Persons. Claritas Irby, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 279,151
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 279,151

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,151
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 5 of 42

1.	Names of Reporting Persons. Claritas Opportunity Fund 2013, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,860,256
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,860,256

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,860,256
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 6 of 42

1.	Names of Reporting Persons. Claritas Opportunity Fund II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 791,127
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 791,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 7 of 42

1.	Names of Reporting Persons. Claritas Sharecare CN Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,449,942
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,449,942

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,449,942
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 8 of 42

1.	Names of Reporting Persons. Claritas Opportunity Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,974,987
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,974,987

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,974,987
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 9 of 42

1.	Names of Reporting Persons. Claritas Cornerstone Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,339,129
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,339,129

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,339,129
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 10 of 42

1.	Names of Reporting Persons. Claritas Sharecare 2018 Notes, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,052,904
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,052,904

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,052,904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 11 of 42

1.	Names of Reporting Persons. Claritas Sharecare Notes, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,859,596
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,859,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,859,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 12 of 42

1.	Names of Reporting Persons. Claritas Sharecare 2019 Notes LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,408,834
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,408,834

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,834
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 13 of 42

1.	Names of Reporting Persons. Claritas Opportunity Fund V, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,835,931
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,835,931

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,931
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 14 of 42

1.	Names of Reporting Persons. Claritas SC Bactes Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 15 of 42

1.	Names of Reporting Persons. Claritas SC Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 431,454
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 431,454

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 431,454
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 16 of 42

1.	Names of Reporting Persons. Claritas Sharecare F3 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 69,544
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 69,544

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,544
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO

*	Less than 0.1%.

CUSIP No. 81948W104	13D	Page 17 of 42

1.	Names of Reporting Persons. Claritas Sharecare-CS Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,341,963
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,341,963

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,341,963
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 18 of 42

1.	Names of Reporting Persons. Claritas Frist Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,733,133
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,733,133

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,733,133
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 19 of 42

1.	Names of Reporting Persons. Claritas Sharp Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,647,665
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,647,665

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,647,665
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 20 of 42

1.	Names of Reporting Persons. Claritas Sharecare Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 487,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 487,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 21 of 42

1.	Names of Reporting Persons. Claritas Irby Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 118,365
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 118,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,365
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO

*	Less than 0.1%.

CUSIP No. 81948W104	13D	Page 22 of 42

1.	Names of Reporting Persons. Claritas Capital Management Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,629 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,629 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,629 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) CO

*	Less than 0.1%.
(1)	The reporting person owns a fully vested option to purchase 35,629 shares of the Issuer for an exercise price of $1.05 per share.

CUSIP No. 81948W104	13D	Page 23 of 42

1.	Names of Reporting Persons. Claritas Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,815 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,815 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,815 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) OO

(2)	Includes 165,241 shares held in a managed account for which the reporting person has voting and investment power.

CUSIP No. 81948W104	13D	Page 24 of 42

1.	Names of Reporting Persons. Claritas Capital SLP – V, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,482,006
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,482,006

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,482,006
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 25 of 42

1.	Names of Reporting Persons. CC Partners IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,047,249
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,047,249

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,047,249
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 26 of 42

1.	Names of Reporting Persons. CC SLP IV, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,341,963
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,341,963

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,341,963
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 27 of 42

1.	Names of Reporting Persons. CC SLP V, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,321,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,321,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,321,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 28 of 42

1.	Names of Reporting Persons. Claritas SCB SLP, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 29 of 42

1.	Names of Reporting Persons. CC Partners V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,835,931
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,835,931

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,931
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 30 of 42

1.	Names of Reporting Persons. Claritas Capital EGF – V Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,860,256
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,860,256

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,860,256
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 31 of 42

1.	Names of Reporting Persons. Claritas Capital EGF – IV Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,278,147
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,278,147

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,278,147
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 32 of 42

1.	Names of Reporting Persons. Claritas SC-SLP, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 431,454
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 431,454

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 431,454
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 33 of 42

1.	Names of Reporting Persons. Claritas Opportunity Fund Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 791,127
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 791,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 34 of 42

1.	Names of Reporting Persons. John H. Chadwick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,857,499
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,857,499

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,857,499
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 81948W104	13D	Page 35 of 42

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule”) relates to the Common Stock, par value $0.0001 per share (“Common Stock”), of Sharecare, Inc., a Delaware corporation (f/k/a Falcon Capital Acquisition Corp.) (the “Issuer”). The address of the principal executive office of the Issuer is 255 East Paces Ferry Road NE, Suite 700, Atlanta, Georgia 30305.

Item 2. Identity and Background.

(a) This Schedule is being filed by the following entities and an individual:

Each of the following entities (collectively, the “Claritas Entities”) is a direct beneficial owner of the shares reported in its cover page of this Schedule:

Claritas Capital Fund IV, LP, a Delaware limited partnership

Claritas Dozoretz Partners, LLC, a Delaware limited liability company

Claritas Irby, LLC, a Delaware limited liability company

Claritas Opportunity Fund 2013, LP, a Delaware limited partnership

Claritas Opportunity Fund II, LP, a Delaware limited partnership

Claritas Sharecare CN Partners, LLC, a Delaware limited liability company

Claritas Opportunity Fund IV, L.P., a Delaware limited partnership

Claritas Cornerstone Fund, LP, a Delaware limited partnership

Claritas Sharecare 2018 Notes, LLC, a Delaware limited liability company

Claritas Sharecare Notes, LLC, a Delaware limited liability company

Claritas Sharecare 2019 Notes, LLC, a Delaware limited liability company

Claritas Opportunity Fund V, LP, a Delaware limited partnership

Claritas SC Bactes Partners, LLC, a Delaware limited liability company

Claritas SC Partners, LLC, a Delaware limited liability company

Claritas Sharecare F3 LLC, a Delaware limited liability company

Claritas Sharecare-CS Partners, LLC, a Delaware limited liability company

Claritas Frist Partners, LLC, a Delaware limited liability company

Claritas Sharp Partners, LLC, a Delaware limited liability company

Claritas Sharecare Partners, LLC, a Delaware limited liability company

Claritas Irby Partners II, LLC, a Delaware limited liability company

Claritas Capital Management Services, Inc., a Delaware corporation

Each of the following entities (collectively, the “Managing Claritas Entities”) is an indirect beneficial owner of the shares reported in its cover page of this Schedule:

Claritas Capital, LLC, a Delaware limited liability company

Claritas Capital SLP – V, GP, a Tennessee general partnership

CC Partners IV, LLC, a Delaware limited liability company

CC SLP IV, GP, a Tennessee general partnership

CC SLP V, GP, a Tennessee general partnership

Claritas SCB SLP, GP, a Tennessee general partnership

CC Partners V, LLC, a Delaware limited liability company

Claritas Capital EGF – V Partners, LLC, a Delaware limited liability company

Claritas Capital EGF – IV Partners, LLC, a Delaware limited liability company

Claritas SC-SLP, GP, a Tennessee general partnership

Claritas Opportunity Fund Partners II, LLC, a Delaware limited liability company

The Claritas Entities are controlled, directly, or indirectly through the Managing Claritas Entities under his control, by John Chadwick, who therefore beneficially owns all of the securities of the Issuer beneficially owned by the respective Claritas Entities. The Claritas Entities, Managing Claritas Entities and Mr. Chadwick are collectively the “Reporting Persons.” The Reporting Persons believe that they are not a “group” under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), and the filing of this Schedule shall not be deemed an admission that the Reporting Persons are members of such a group.

CUSIP No. 81948W104	13D	Page 36 of 42

The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 36,857,499, which represents approximately 11.0% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 333,900,179 shares of Common Stock outstanding as of July 8, 2021.

Information regarding (i) the organizational structure of the Claritas Entities and the Managing Claritas Entities and (ii) the managers, partners and executive officers of each of the Managing Claritas Entities is as set forth in Exhibit 2 attached hereto.

(b) The address of the principal business and principal office of each of the Reporting Persons is 30 Burton Hills Boulevard, Suite 100, Nashville, TN 37215.

(c) Each of the Claritas Entities is primarily engaged in the business of investing in securities. Each of the Managing Claritas Entities is primarily engaged in the business of serving as the general partner or managing member of the Claritas Entities. Each of Mr. Chadwick and the persons identified in Exhibit 2 is primarily engaged in the business of venture capital and private equity. The principal business address of each Reporting Person is set forth in Item 2(b) above.

(d) During the past five years, neither Mr. Chadwick nor any person identified in Exhibit 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Mr. Chadwick nor any person identified in Exhibit 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Chadwick and the persons identified in Exhibit 2 is a citizen of the United States. The state of organization of each of the other Reporting Persons is provided in Item 2(a) above.

Item 3. Source and Amount of Funds or Other Consideration.

As of February 12, 2021, the Issuer, FCAC Merger Sub Inc., Sharecare, Inc. (“Legacy Sharecare”) and Colin Daniel, solely in his capacity as representative of the stockholders of Legacy Sharecare, entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provided for, among other things, a business combination (the “Business Combination”)that resulted in the Issuer’s acquisition of Legacy Sharecare. As a result of the consummation of the Business Combination on July 1, 2021 (the “Closing”), the Claritas Entities, as investors in Legacy Sharecare, acquired beneficial ownership of (i) 36,857,499 shares of Common Stock and (ii) 35,629 options to purchase Common Stock currently exercisable or exercisable within 60 days of July 1, 2021.

Item 4. Purpose of the Transaction

The information set forth in Items 2 and 6 of this Schedule is incorporated by reference in its entirety into this Item 4.

As described in Item 3 above, the Reporting Persons acquired their Common Stock as a result of the Business Combination.

The Reporting Persons generally intend to dispose of some or all of the shares of Common Stock beneficially owned by them in the open market, in privately negotiated transactions, through derivative transactions, through public offerings, through distributions to their investors, or otherwise, subject to market conditions, legal and regulatory requirements, and contractual limitations. The Reporting Persons make no commitment in terms of completing any dispositions or the timing of any such dispositions, which will depend on market conditions including the price of shares of Common Stock, and on such other factors considered relevant to the Reporting Persons.

CUSIP No. 81948W104	13D	Page 37 of 42

Additionally, the Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries (subject to the lock-up agreement described below), enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and general investment policies, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors. In addition, the Reporting Persons and their representatives and advisers may engage in communications with the Issuer’s other directors and members of management and other security holders, industry participants and other interested parties concerning the Issuer, including with respect to the types of transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as noted above, the Reporting Persons have no current plans or proposals which relate to, or would result in, any of the matters set forth in sub-items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Items 2 and 6 of this Schedule is incorporated by reference in this Item 5.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule, as of July 12, 2021, are incorporated herein by reference. As of July 12, 2021, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 36,857,499, which represents approximately 11.0% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 333,900,179 shares of Common Stock outstanding as of July 8, 2021. All of such shares beneficially owned by the Reporting Persons are directly held by the Claritas Entities. The other Reporting Persons may be deemed to beneficially own shares held by the Claritas Entities by virtue of their direct and indirect ownership interests in the Claritas Entities and the Claritas Managing Entities.

As a result of the Merger Agreement and the Business Combination, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act. The Reporting Persons believe that they are not a “group” under Section 13(d) of the Exchange Act, and the filing of this Schedule shall not be deemed an admission that the Reporting Persons are members of such a group.

(c) Except pursuant to the Business Combination, none of the Reporting Persons effected transactions in Common Stock during the past 60 days. To the Reporting Persons’ knowledge, none of the individuals listed on Exhibit 2 to this Schedule effected transactions in Common Stock during the past 60 days.

(d) No person, other than the Reporting Persons, is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

CUSIP No. 81948W104	13D	Page 38 of 42

The Reporting Persons are subject to a lock-up agreement, dated as of July 1, 2021, between the Reporting Persons and the Issuer (the “Lock-up Agreement”), pursuant to which the Reporting Persons may not, subject to certain exceptions, transfer, assign or sell any of the shares of Common Stock or securities exercisable for Common Stock received in the Business Combination until the earlier to occur of: (A) one year after the Closing; and (B) subsequent to the Closing, if the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing (the “Lock-up Period”). Notwithstanding the foregoing, the Reporting Persons are permitted to sell (i) beginning on the 180th day after the Closing until the 269th day following the Closing, the greater of 5% of the Reporting Persons’ shares as of the Closing and 750,000 shares, and (ii) beginning on the 270th day after the Closing until the expiration of the Lock-up Period, the greater of 5% of such holder’s shares as of the Closing and 750,000 shares, plus any shares that were permitted to be, but not, transferred pursuant to clause (i) above.

As of July 1, 2021, parties including the Issuer and the Claritas Entities entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer will be required to register for resale securities held by the stockholders who are parties to the Registration Rights Agreement. The Issuer will have no obligation to facilitate more than three demands made by the Claritas Entities and other holders of shares in Legacy Sharecare that the Issuer register such stockholders’ securities. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

Other than as described herein, none of the Reporting Persons is a party to any contracts, arrangements or understandings or has any relationships with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of July 12, 2021.

Exhibit 2	Information regarding (i) the organizational structure of the Claritas Entities and the Managing Claritas Entities and (ii) the managers, partners and executive officers of each of the Managing Claritas Entities.

Exhibit 3	Agreement and Plan of Merger, dated as of February 12, 2021, by and among Falcon Capital Acquisition Corp., FCAC Merger Sub Inc., Sharecare, Inc. and Colin Daniel, solely in his capacity as representative of the stockholders of Sharecare, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 12, 2021).

Exhibit 4	Amended and Restated Registration Rights Agreement, dated as of July 1, 2021, by and among Falcon Capital Acquisition Corp., Sharecare, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 8, 2021).

Exhibit 5	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.14 of the Issuer’s Registration Statement on Form S-4, filed with the SEC on May 26, 2021).

[signature page follows]

CUSIP No. 81948W104	13D	Page 39 of 42

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Claritas Sharecare CN Partners, LLC

Claritas Irby, LLC

Claritas Dozoretz Partners, LLC

By: Claritas Capital SLP – V, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: July 12, 2021

Claritas Capital SLP – V, GP

By:	/s/ John H. Chadwick
Partner
Date: July 12, 2021

Claritas Opportunity Fund IV, L.P.

Claritas Cornerstone Fund, LP

By: CC Partners IV, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

Claritas Frist Partners, LLC

By: CC Partners IV, LLC, its Managing Member

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

CC Partners IV, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

Claritas Sharecare-CS Partners, LLC

By: CC SLP IV, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: July 12, 2021

CUSIP No. 81948W104	13D	Page 40 of 42

CC SLP IV, GP

By:	/s/ John H. Chadwick
Partner
Date: July 12, 2021

Claritas Irby Partners II, LLC

Claritas Sharp Partners, LLC

Claritas Sharecare F3 LLC

By: Claritas Capital, LLC, its Managing Member

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

Claritas Capital, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

Claritas Sharecare 2018 Notes, LLC

Claritas Sharecare Notes, LLC

Claritas Sharecare 2019 Notes, LLC

By: CC SLP V, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: July 12, 2021

CC SLP V, GP

By:	/s/ John H. Chadwick
Partner
Date: July 12, 2021

Claritas SC Bactes Partners, LLC

By: Claritas SCB SLP, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: July 12, 2021

Claritas SCB SLP, GP

By:	/s/ John H. Chadwick
Partner
Date: July 12, 2021

CUSIP No. 81948W104	13D	Page 41 of 42

Claritas Opportunity Fund V, LP

By: CC Partners V, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

CC Partners V, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

Claritas Opportunity Fund 2013, LP

By: Claritas Capital EGF – V Partners, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

Claritas Capital EGF – V Partners, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

Claritas Capital Fund IV, LP

By: Claritas Capital EGF – IV Partners, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

Claritas Sharecare Partners, LLC

By: Claritas Capital EGF – IV Partners, LLC, its Managing Member

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

CUSIP No. 81948W104	13D	Page 42 of 42

Claritas Capital EGF – IV Partners, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

Claritas SC Partners, LLC

By: Claritas SC-SLP, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: July 12, 2021

Claritas SC-SLP, GP

By:	/s/ John H. Chadwick
Partner
Date: July 12, 2021

Claritas Opportunity Fund II, LP

By: Claritas Opportunity Fund Partners II, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

Claritas Opportunity Fund Partners II, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: July 12, 2021

Claritas Capital Management Services, Inc.

By:	/s/ John H. Chadwick
President
Date: July 12, 2021